Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.
Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

2nd Quarter 2010 Conference Call July 22, 2010
2nd Quarter 2010 Conference Call

” Forward-Looking Statements”
During this discussion, we may make forward-looking statements within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon management’s current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include general economic conditions, increases in cost or availability of ingredients, packaging, energy and employees, price competition and industry consolidation, risks from large customers, ability to execute strategic initiatives, product recalls or safety concerns, disruptions of our supply chain or information technology systems, changes in consumer preferences, food industry and regulatory factors, and interest rate and foreign exchange rate risks, as well as those that have been discussed in our most recent Form 10-K filed with the Securities and Exchange Commission.
2nd Quarter 2010 Conference Call 2

2nd Quarter 2010 Financial Review
Rick Puckett
Executive Vice President & Chief Financial Officer
2nd Quarter 2010 Conference Call

Net Revenue Growth

(Unaudited)



16.2%
13.9%
11.8%
12.4%
10.6%
9.7%
11.8%
9.0%
9.7%
8.5%
8.4%
7.7%
7.4%
7.3%
6.4%
5.0%
4.5%
7.3%
4.1%
6.2%
2.7%
3.4%
0.7%
-0.4%
Q3-2007
Q4-2007
Q1-2008
Q2-2008
Q3-2008
Q4-2008
Q1-2009
Q2-2009
Q3-2009
Q4-2009
Q1-2010
Q2-2010
Quarterly
Trailing 4 Quarters

2nd Quarter 2010 Conference Call

4

Q2 2010 Net Revenue Summary
$ in Millions
(Unaudited)
Q2 2010 2010 vs. 2009
Branded $140.4 $0.7 0.5%
Non-Branded 95.0 (1.7) -1.8%
Total Net Revenue $235.4 $(1.0) -0.4%
2nd Quarter 2010 Conference Call 5

Gross Margin Trend
(Unaudited) 43.1% 41.7% 41.8%
41.6%
41.1%
40.3% 40.9% 40.4%
39.4%39.1% 40.4% 40.3%
39.0%
40.0% 40.1% 38.5% 38.1%
37.8% 37.2% 7.6% 37.4% 37.2% 36.6% 37.8%
Q3-2007 Q4-2007 Q1-2008 Q2-2008 Q3-2008 Q4-2008* Q1-2009 Q2-2009 Q3-2009* Q4-2009* Q1-2010 Q2-2010*
Quarterly Trailing 4 Quarters
* Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
2nd Quarter 2010 Conference Call 6

SG&A % of Net Revenue
(Unaudited)
36.8% 36.8% 36.4%
36.0% 36.2%
35.5% 35.6% 35.7% 34.9% 34.7%
34.1% 34.1% 34.0% 34.0% 33.8%
33.0% 33.3% 34.3% 33.0% 33.8%
33.8% 33.5%
32.1% 32.1%
Q3-2007 Q4-2007 Q1-2008 Q2-2008 Q3-2008 Q4-2008* Q1-2009 Q2-2009 Q3-2009* Q4-2009* Q1-2010* Q2-2010*
Quarterly Trailing 4 Quarters
* Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
2nd Quarter 2010 Conference Call 7

Operating Profit** Margin Trend
(Unaudited)
9.7%
8.1%
6.3% 6.9% 6.6% 6.4% 6.4% 6.1% 5.4% 5.7% 5.0% 6.5%
6.2%
4.2% 4.5% 5.8% 3.6% 4.6%
2.5% 2.4% 1.5% 2.8% 1.6% 0.8%
Q3-2007 Q4-2007 Q1-2008 Q2-2008 Q3-2008 Q4-2008* Q1-2009 Q2-2009 Q3-2009* Q4-2009* Q1-2010*
Q2-2010*
Quarterly Trailing 4 Quarters
* Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
** Operating profit percentage is a non-GAAP measure. For a corresponding reconciliation of operating profit percentage to the most comparable GAAP measure, see the reconciliation of non-GAAP in the Appendix.
2nd Quarter 2010 Conference Call 8

Q2 2010 Financial Summary
$ in Millions, except EPS
(Unaudited)
Q2 2010** Q2 2009
Net Revenue $235.4 $236.4
Gross Margin % 41.8% 40.9%
SG&A Expense % 32.1% 34.0%
Operating Profit %* 9.7% 6.9%
Tax Rate 33.7% 35.6%
Net Income $14.4 $9.5
Diluted EPS $0.44 $0.30
* Operating profit percentage is a non-GAAP measure. For a corresponding reconciliation of operating profit percentage to the most comparable GAAP measure, see the reconciliation of non-GAAP measures in the Appendix.
** Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
2nd Quarter 2010 Conference Call 9

2nd Quarter Key Statistics
$ in Millions
(Unaudited)
Trailing 4 Quarters Q2 2010** Q2 2009**
| | |
EBITDA* $94.7 $85.0 EBITDA* % of Net Revenue 10.3% 9.5% NET DEBT* (quarter-end) $109.0 $99.0 (Total Debt less Cash)
NET DEBT/EBITDA 1.2 1.2
* EBITDA and Net Debt are non-GAAP measures. For a corresponding reconciliation of EBITDA and Net Debt to the most comparable GAAP measures, see the reconciliation of non-GAAP measures in the Appendix.
** Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
2nd Quarter 2010 Conference Call 10

2010 Financial Summary
First Six Months
$ in Millions, except EPS
(Unaudited) Six Months Six Months
2010 ** 2009
Net Revenue $457.0 $452.2
Gross Margin % 39.8% 40.1%
SG&A Expense % 34.1% 34.1%
Operating Profit %* 5.8% 6.0%
Tax Rate 33.8% 35.6%
Net Income $15.6 $16.0
Diluted EPS $0.48 $0.50
* Operating profit percentage is a non-GAAP measure. For a corresponding reconciliation of operating profit percentage to the most comparable GAAP measure, see the reconciliation of non-GAAP measures in the Appendix.
** Excludes special items. For a corresponding reconciliation of data excluding special items to data including special items, see the reconciliation of non-GAAP measures in the Appendix.
2nd Quarter 2010 Conference Call 11

Selected Cash Flow Items
First Six Months
$ in Millions
(Unaudited)
Six Months Six Months
2010 2009
Cash Flow from Operating Activities $22.9 $20.3
Capital Expenditures (13.2) (14.6)
Free Cash Flow Before Dividends $9.7 $5.7
Dividends Paid $(10.3) $(10.2)
2nd Quarter 2010 Conference Call 12

2010 Full Year
Estimates $in Millions, except EPS Net Revenue $930 — $950 Diluted Earnings Per Share $1.15 — $1.25 Capital Spending $35 to $40 2nd Quarter 2010 Conference Call 13

Operations Overview
Dave Singer
President & Chief Executive Officer
2nd Quarter 2010 Conference Call

Q&A
2nd Quarter 2010 Conference Call

Appendix
2nd Quarter 2010 Conference Call

Reconciliation of Non-GAAP
Measures
This presentation includes certain measures not derived in accordance with generally accepted accounting principles (“GAAP”) . Such measures should not be considered substitutes for any measures derived in accordance with
GAAP and may also be inconsistent with similar measures presented by other companies. Reconciliation of these non-GAAP financial measures to the most nearly comparable GAAP measures, if applicable, is presented on the slides that follow. The Company believes these non-GAAP financial measures provide useful information to investors as the measures emphasize core on-
going operations and are helpful in comparing past and present operating results. The Company uses these measures to evaluate past performance and prospects for future performance. The presentation of non-GAAP financial measures by the Company should not be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with
GAAP.
2nd Quarter 2010 Conference Call 17

Reconciliation of Non-GAAP
Measures: Q2 2010 Special Items
$ in Millions, except EPS
(Unaudited)
Q2 2010 Q2 2010 Q2 2010
Including Special Excluding
Special Items Item Special Items
Net Revenue $235.4 $235.4
COGS $138.2 $1.1 $137.1
Gross Margin $97.2 $ (1.1) $98.3
Gross Margin % 41.3% 41.8%
SG&A $77.7 $2.2 $75.5
SG&A % 33.0% 32.1%
Other expense, net $0.1 $0.1
Income before interest and income taxes $19.4 $ (3.3) $22.7
Interest expense, net $0.9 $0.9
Income before income taxes $18.5 $ (3.3) $21.8
Income tax expense $6.2 $ (1.2) $7.4
Income tax rate 33.7% 33.7%
Net income $12.3 $ (2.1) $14.4
Weighted average shares outstanding — -
diluted (in millions) 32.5 32.5 32.5
Diluted earnings per share $0.38 $(0.06) $0.44
2nd Quarter 2010 Conference Call 18

Reconciliation of Non-GAAP Measures: First Six Months 2010 Special Items
$ in Millions, except EPS Six Months 2010 Six Months 2010 Six Months 2010
(Unaudited) Including SpecialExcluding Special Items Item Special Items
Net Revenue $457.0 $457.0 COGS $276.0 $1.1 $274.9 Gross Margin $181.0 $(1.1) $182.1 Gross Margin % 39.6% 39.8% SG&A $158.1 $2.4 $155.7 SG&A % 34.6% 34.1%
Other expense, net $3.8 $2.6 $1.2 Income before interest and income taxes $19.1 $(6.1) $25.2 Interest expense, net $1.7 $1.7 Income before income taxes $17.4 $(6.1) $23.5 Income tax expense $5.9 $(2.0) $7.9
Income tax rate 33.8% 33.8% Net income $11.5 $(4.1) $15.6 Weighted average shares outstanding — - diluted (in millions) 32.4 32.4 32.4 Diluted earnings per share $0.36 $(0.12) $0.48 2nd Quarter 2010 Conference Call 19

Reconciliation of Non-GAAP Measures: Operating Profit
$ in Millions
(Unaudited)
Six Months Six Months Q2 2010 Q2 2009 2010 2009
Income before interest & income taxes $19.4 $15.7 $19.1 $26.5 Add Back Other expense, net $0.1 $0.5 $3.8 $0.6 Less Special items included in Operating Profit $(3.3) $- $(3.5) $-Equals Operating Profit excluding special item $22.8 $16.3 $26.4 $27.1
| | | | | | | |
Net Revenue $235.4 $236.4 $457.0 $452.2 Operating Profit % of Net Revenue 9.7% 6.9% 5.8% 6.0%
2nd Quarter 2010 Conference Call 20

Reconciliation of Non-GAAP Measures: EBITDA
$ in Millions
(Unaudited)
Trailing 4 Quarters Q2 2010
Q2 2009
Income before interest & income taxes $50.4 $49.8 Less Special items included in income before interest & income taxes $(7.1) $(1.9) Add Back Depreciation & amortization $37.2 $33.3 Equals EBITDA excluding special items $94.7 $85.0
| | | | |
Net Revenue $923.0 $893.0 EBITDA excluding special items % of Net Revenue 10.3% 9.5%
2nd Quarter 2010 Conference Call 21

Reconciliation of Non-GAAP Measures: Net Debt
$in Millions (Unaudited)
Q2 2010 Q2 2009 Total Debt $116.0 $103.0 Less Cash & Cash Equivalents $7.0 $4.0 Net Debt (quarter-end) $109.0 $99.0
2nd Quarter 2010 Conference Call 22